UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2005

Commission File Number: 00-115124

PETROFUND ENERGY TRUST

(Name of Registrant)

Barclay Centre

600 444 7Avenue SW

Calgary, Alberta

Canada T2P 0X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____

Form 40-F __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______

No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROFUND ENERGY TRUST

Date: November 17, 2005

By:

signed “Hugo StJ. A. Potts”

Hugo StJ. A. Potts, Esq.

Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
1.	Material Change Report dated November , 2005.

EXHIBIT 1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

News Release

Calgary – November 16th, 2005

Petrofund Energy Trust (TSX: PTF.UN; AMEX: PTF)

Announces $485 Million Corporate Acquisition

and Equity Financing

Petrofund Energy Trust is pleased to announce that it has entered into an agreement to acquire all of the outstanding shares of Kaiser Energy Ltd. (“Kaiser”), a private Canadian company, for total consideration of CDN$485 million, including debt and working capital. The effective date of the acquisition is December 1, 2005 and the transaction is expected to close on or about December 15, 2005. Completion of the transaction is subject to certain regulatory and other conditions. The transaction will be financed with a combination of proceeds from a bought deal equity financing in the amount of approximately CDN$225 million (as described below) and debt drawn from Petrofund’s credit facilities which are to be expanded in conjunction with the acquisition.

Acquisition Highlights

With this acquisition, Petrofund is acquiring approximately 5,400 boe/d of almost 100% natural gas weighted conventional production.  These are high netback properties with an average operating cost of $6.00 per boe and are approximately 80% operated. The assets also include 55,000 net acres of highly prospective undeveloped land on which Petrofund has already identified 166 (net) low to medium risk development drilling opportunities.  Pursuit of these projects is expected to positively impact production in 2006 and thereafter.

Included in the above lands are 12,600 net undeveloped acres along the Horseshoe Canyon coalbed methane fairway.  Petrofund has also identified a further 143 (net) potential coalbed methane wells on these properties.

“The gas weighting of these high quality long life assets combined with the significant upside potential from development drilling and coalbed methane development opportunities make this an ideal acquisition for the Trust”, said Jeffery E. Errico, Petrofund’s President and Chief Executive Officer. “We are very pleased with the Kaiser acquisition and how it positions Petrofund for future successes.”

Scotia Waterous was retained as financial advisor to Petrofund regarding the acquisition.

Conventional Reserves Summary

The conventional gas and liquids reserves were evaluated by GLJ Petroleum Consultants (“GLJ”). GLJ estimates the following gross working interest reserves (based on forecast price and cost assumptions) as of July 1, 2005:

Proved Producing Reserves (mboe)

11,207

Total Proved Reserves (mboe)

14,993

Total Proved + Probable (“P+P”) Reserves (mboe)

20,835

These volumes do not include the development upside or coalbed methane potential identified by Petrofund.

Adjusting the above reserves using Petrofund’s estimates of production between July 1, 2005 and December 1, 2005, results in the following estimates of gross working interest reserves (based on forecast price and cost assumptions) as of the effective date:

Proved Producing Reserves (mboe)

10,362

Total Proved Reserves (mboe)

14,148

Total P+P Reserves (mboe)

19,990

Acquisition Metrics

After deducting CDN$25 million of value which Petrofund has assigned to the coalbed methane potential and CDN$11.4 million of value attributed to the net undeveloped lands but before applying any value for the upside development identified by Petrofund, the acquisition has the following metrics as of the effective date:

P+P Reserves Price ($/boe)

$22.44

Production Price* ($/boe/d)

$83,000

Cash Flow Multiple (Q3 Annualized)

 5.6x

Reserve Life Index

10.1 years

*Based on current production of 5,400 Boe/d

Benefits of the Acquisition

The acquisition of the Kaiser assets is expected to provide the following benefits to Petrofund:

-

14% increase in current production to approximately 42,500 boe/d

-

14% increase in reserves to approximately 160 million boe

-

A more balanced oil and gas weighting, at approximately 50% oil / 50% natural gas on a production basis and to 58% oil / 42% natural gas on a reserves basis post completion of the acquisition

-

Continued strong reserve life index approximating 11 years

-

Increased portfolio of development opportunities as the acquisition is expected to provide Petrofund with a significant number of additional opportunities to add value through organic growth

-

Reduction in per boe operating costs and general and administrative costs

-

Operating synergies due to overlapping field locations (particularly in the Strachan area, one of the three core properties being acquired)

The Kaiser assets provide an excellent fit with Petrofund’s long term strategy.  Over its seventeen-year history, Petrofund has assembled an asset base comprising long life high quality oil and gas properties. This portfolio approach to acquisitions and asset development has secured the Trust a diverse property base extending throughout the western Canadian sedimentary basin. Petrofund’s focus on long life high quality assets, as well as its strategies of commodity balance, geographic and geologic diversity, coupled with a conservative management style have helped mitigate business risks and have contributed to the Trust’s strong long term performance. The Kaiser assets are an ideal fit with Petrofund’s existing asset portfolio as they contain a combination of a high gas weighting, a long reserve life index and significant upside potential.  The almost 100% gas weighting further strengthens Petrofund by realigning its commodity balance to a 50% oil / 50% natural gas production ratio. This commodity balance will help the Trust take further advantage of expected strong future gas fundamentals.

By financing the acquisition in the fashion proposed, Petrofund’s debt to cash flow ratio will increase, but will still remain at a conservative level of less than 1.0 times.  Petrofund expects the acquisition to be accretive to cash flow, net asset value, production and reserves per unit over the long term.

Major Properties

The Kaiser assets are located entirely in the province of Alberta.  Over 50% of the value is contained in the following three core properties – Berland River, Herronton and Strachan.

The Berland River property is located approximately 130 kilometres south of Grande Prairie. This is a multi zone area with production predominantly from the Bluesky, Gething, Cadomin, Falher, Viking, and Dunvegan formations.

Herronton is located approximately 50 kilometres southeast of Calgary.  Kaiser currently operates 93 percent of their Herronton area production which is mainly from the Belly River zone. Significant production in this area comes from the Kaiser operated Arrowwood Gas Unit #1 as well as the Herronton Turner Valley Unit. The Herronton property contains the majority of the previously mentioned coalbed methane potential.

The Strachan area is located in south central Alberta approximately 20 kilometres from Rocky Mountain House. Strachan is an existing core area for Petrofund and, as such, there are major synergies associated with the operations in this area. Strachan represents a multi zone area with productive formations ranging from the sweet and shallow Cretaceous Cardium formation down to the deep, sour Devonian Leduc formation.

Financing

Concurrent with the acquisition, Petrofund has entered into an agreement to sell, to a syndicate of Canadian underwriters, 11,250,000 Subscription Receipts at CDN$20.00 each to raise gross proceeds of CDN$225,000,000 on a bought deal basis. The Subscription Receipts will be exchangeable into Petrofund trust units on a one-for-one basis upon the closing of the purchase of Kaiser.  The underwriting syndicate is led by CIBC World Markets Inc. and includes National Bank Financial Inc., Scotia Capital Inc., RBC Capital Markets, TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., GMP Securities Ltd., Raymond James Ltd., Blackmont Capital Inc., Sprott Securities Inc. and Tristone Capital Inc.  Petrofund has granted the underwriters an option (the “Underwriters Option”), exercisable in whole or in part prior to closing, to purchase up to an additional 1,250,000 Subscription Receipts at the same offering price.  Should the Underwriters’ Option be fully exercised, the total gross proceeds of the financing will be CDN$250,000,000.

The gross proceeds from the sale of the Subscription Receipts will be held in escrow.  If the acquisition closes on or before January 31, 2006, the proceeds will be released to Petrofund to finance a portion of the acquisition.  If the offering closes before the acquisition closes, purchasers of Subscription Receipts will receive payments equivalent to the amount of any cash distributions paid or declared payable to unitholders of the Trust for those record dates that occur between the closing of the equity offering and the dated immediately preceding the closing of the acquisition.  However, if the acquisition fails to close by January 31, 2006, or the agreement governing the terms of the acquisition is terminated at an earlier time, the escrow agent will return to the holders of Subscription Receipts the issue price and their pro-rata entitlement to interest earned thereon, but no distribution equivalent payments will be made.

The offering of Subscription Receipts is being made only in Canada by means of a short-form prospectus.  Closing of the offering is expected to occur on December 6, 2005, and is subject to normal regulatory approvals. The underwriters have agreed not to offer, sell or deliver the Subscription Receipts, as part of the distribution of such Subscription Receipts at any time, within the United States or to, or for the benefit or account of, U.S. persons. This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Subscription Receipts (or the Trust Units issueable pursuant to the Subscription Receipts) in the United States, or any province or territory of Canada, nor shall there be any sale of such Subscription Receipts or Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Subscription Receipts (and the Trust Units issueable pursuant to the Subscription Receipts) may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an applicable exemption from the registration requirement. Any offering of Subscription Receipts (or the Trust Units issueable pursuant to the Subscription Receipts) to be made in the United States will be made by means of a prospectus that may be obtained from the Trust and will contain detailed information about the Trust and management, as well as financial statements.

The Trust intends to file a registration statement to register under the United States Securities Act of 1933 the offered Subscription Receipts and the Trust Units issueable pursuant to the offered Subscription Receipts.

Teleconference and Audio Webcast

Petrofund will host a conference call on Thursday, November 17, 2005 beginning at 9:00 am Mountain Standard Time (11:00 am Eastern Standard Time) to review the acquisition. To participate, please call 1-888-458-1598 and enter the pass code 3854060#.  An audio webcast will also be available at www.petrofund.ca.  A replay of the conference call will be available after 12:00 pm (Mountain Standard Time), November 17, 2005 until Saturday, December 17, 2005 by calling 1-877-653-0545 and entering the pass code 297799 followed by the number sign.

Petrofund Energy Trust is a Calgary based royalty trust that acquires and manages producing oil and gas properties in Western Canada. The Trust pays its Unitholders monthly cash distributions which are derived from the Trust’s cash flow from these properties. Petrofund Energy Trust was founded in 1988 and was one of the first oil and gas royalty trusts in Canada.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof affecting the economic performance of the Trust. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed in the Trust’s 2004 annual report, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust undertakes no obligation to update or revise any forward looking financial statements, except as required by applicable securities laws.

In regards to barrels of oil equivalent (boe), boe’s may be misleading, particularly if used in isolation. A BOE conversion of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROFUND ENERGY TRUST

Jeffery E. Errico

President and Chief Executive Officer

For Petrofund Investor Relations:

Phone: (403) 218-4736

Fax: (403) 539-4300

Toll Free: 1-866-318-1767

E-mail: info@petrofund.ca

Website: www.petrofund.ca

For information regarding this press release:

Chris Dutcher

Director, Business Development

Phone: (403) 218-8625

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